# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Four Leaf Acquisition Corp, CIK 0001936255
CUSIP: 35088F107
Title of class of securities: Class A
Address of issuer's principal executive offices: 4545 El Camino Real B10, #175, Los Altos, California (CA), 94022
Date of event which requires filing of this statement: 08/29/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-106711
Filed by CIK 0000826732

## Reporting persons
- Calamos Market Neutral Income Fund, a series of Calamos Investment Trust: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); sole voting power 231,000; shared voting power 0; sole dispositive power 231,000; shared dispositive power 0; aggregate amount beneficially owned 231,000 (22.8% of the class)

## Item 1. Issuer
Name of issuer: Four Leaf Acquisition Corp
Address of issuer's principal executive offices: 4545 El Camino Real B10 #175 Los Altos, CA, 94022

## Item 2. Person Filing
Name of person filing: Calamos Market Neutral Income Fund, a series of Calamos Investment Trust
Address of principal business office or, if none, residence: 2020 Calamos Ct Naperville, IL 60563
Citizenship: Massachusetts, U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 231,000
Percent of class: 22.8%
Sole power to vote or to direct the vote: 231,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 231,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Calamos Market Neutral Income Fund, a series of Calamos Investment Trust: /s/ Erik D. Ojala, Erik D. Ojala, Senior Vice President, Secretary (09/02/2025)